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2/21

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SECURI 13010318 ION

ANN RT

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-53635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 North Quail Hollow Road, Suite 400
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Vincent 901.328.4814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

1661 Aaron Brenner Drive, Suite 300	Memphis	TN	38120
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 6 0 2013
REGISTRATIONS BR
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/22/13

OATH OR AFFIRMATION

I, Michelle Vincent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Group, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA R MARTIN
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
My Comm. Expires October 30, 2016

Michelle Vincent
Signature

President
Title

A R Martin
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

1941 Citrona Drive
Fernandina Beach, Florida 32034
904.432.2028 • Fax: 901.683.1120

www.wucpas.com

January 29, 2013

To the Members
of The Securities Group, LLC

We have audited the financial statements of The Securities Group, LLC for the year ended December 31, 2012, and have issued our report thereon dated January 29, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 18, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by The Securities Group, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

- The disclosure of net capital requirements in Note 3 to the financial statements.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the

misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated January 29, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with Rule 17a-5 of the Securities Exchange Act of 1934, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the members and management of The Securities Group, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Watkins Uiberall, PLLC

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2012

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

1941 Citrona Drive
Fernandina Beach, Florida 32034
904.432.2028 • Fax: 901.683.1120

www.wucpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
The Securities Group, LLC
Memphis, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of The Securities Group, LLC (a Florida corporation), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 29, 2013

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets

Current Assets		
Cash and cash equivalents	$	118,284
Accounts receivable		9,180
Prepaid expenses		6,539
Total current assets		134,003
Property and Equipment		
Office equipment		26,313
Automobiles		69,060
Less accumulated depreciation		(87,800)
Total property and equipment		7,573
Total assets	$	141,576

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	4,052
Due to related party		1,071
Total current liabilities		5,123
Members' equity		136,453
Total liabilities and members' equity	$	141,576

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2012

Revenue	
Commissions	$ 310,650
Interest income	35
Total revenue	310,685
Expenses	
Commissions	138,500
Guaranteed payments to members	60,500
Depreciation	7,526
Dues and subscriptions	21
Taxes and licenses	17,592
Postage	2,281
Computer and networking	12,238
Advertising, marketing, and printing	2,801
Insurance	2,734
Legal and professional	26,105
Administrative fees	9,051
Rent	6,000
Seminars and training	2,087
Telephone	3,576
Travel	9,651
Automobile	3,814
Miscellaneous	903
Total expenses	305,380
Net income	5,305
Members' equity, beginning of year	91,611
Capital contributions	40,000
Capital withdrawals	(463)
Members' equity, end of year	$ 136,453

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

Cash Flows Provided By (Used For) Operating Activities:		
Net income	$	5,305
Adjustments to Reconcile Net Loss to Net Cash Provided By (Used For) Operating Activities:		
Depreciation		7,526
Change in Operating Assets and Liabilities:		
Increase (Decrease) in Cash and Cash Equivalents:		
Accounts receivable		(9,180)
Prepaid expenses		(3,248)
Accounts payable		2,619
Due to related party		321
Total adjustments		(1,962)
Net cash provided by operating activities		3,343
Cash Flows Used For Investing Activities:		
Purchase of equipment		(4,141)
Cash Flows From (Used For) Financing Activities:		
Capital contributions		40,000
Capital withdrawals		(463)
Net cash from financing activities		39,537
Net increase in cash and cash equivalents		38,739
Cash and cash equivalents at beginning of the year		79,545
Cash and cash equivalents at end of year	$	118,284

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell healthcare securities and shall have a perpetual existence, unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned, which varies according to the terms of each placement offering contract.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to an aggregate of $250,000.

Three customers accounted for 93% of the Company's commission revenues for the year ended December 31, 2012.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists of amounts due from clients throughout the United States. The Company's management evaluates the collectability of receivables and does not consider an allowance to be necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight-line method over the estimated useful lives of 3 to 5 years.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $1,693 for the year ended December 31, 2012.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members. The Company files partnership returns in the U.S. Federal and State of Tennessee jurisdictions. The federal and state returns for tax years 2009 and beyond remain subject to examination by the taxing authorities.

Date of Management's Review

The Company evaluated its December 31, 2012 financial statements for subsequent events through January 29, 2013, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2012 was $6,000. The Company also makes monthly payments to this related company for accounting and administrative services and management fees which totaled $9,051 for the year. The Company had a related party payable for these services of $1,071 at year end.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $113,161, which was $108,161 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 5%.

NOTE 4 - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan ("SEP") under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The Company did not make any contributions to the plan for the year ended December 31, 2012.

SUPPLEMENTARY INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2012

Total Members' Equity	$	136,453
Deductions		
Non-allowable assets (Exhibit 1)		(23,292)
Net capital		113,161
Less: minimum dollars net capital requirement		(5,000)
Excess Net Capital	$	108,161
Total Aggregate Indebtedness	$	5,123
Percentage of Aggregate Indebtedness to Net Capital		5%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$	108,161
Net audit adjustments		-
Net capital per above	$	108,161

See independent auditor's report.

THE SECURITIES GROUP, LLC

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2012

Accounts receivable	$	9,180
Prepaid expenses		6,539
Property and equipment, net		7,573
	$	23,292

See independent auditor's report.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

1941 Citrona Drive
Fernandina Beach, Florida 32034
904.432.2028 • Fax: 901.683.1120

www.wucpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

To the Members
The Securities Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements of The Securities Group, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we have considered relevant to the objectives stated in Rule 17a–5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 29, 2013